

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 15, 2006

Mr. Jeffrey M. Gorden
Chief Financial Officer
BAB, Inc.
500 Lake Cook Road, Suite 475
Deerfield, Illinois  60015

      **Re:**    **BAB, Inc.**
              **Form 10-KSB for Fiscal Year Ended November 30, 2005**
              **Filed February 28, 2006**
              **File No. 0-31555**

Dear Mr. Gorden:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    April Sifford
                    Branch Chief